March 17, 2022

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	DIRTT Environmental Solutions Ltd.

Revised Preliminary Proxy Statement on Schedule 14A

Filed on March 15, 2022

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12

Filed March 16, 2022

File No. 1-39061

Dear Mr. Hindin:

Set forth below are the responses of DIRTT Environmental Solutions Ltd. (the “Company,” “DIRTT,” “we,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 17, 2022, with respect to the Company’s Amendment No. 2 to its preliminary proxy statement, File No. 1-39061, filed with the Commission on March 15, 2022 and the Company’s soliciting materials filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 on March 16, 2022 (the “Supplemental Press Release”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

PRER14A Amendment No. 2 filed 3/15/2022 and DEFA14A filed 3/16/2022

General

1.

Your responses to prior comments 1 and 3 cite to the Lillibridge Affidavit in support of statements made by the Company that are referenced in our letter dated March 11, 2022. The affidavit also appears to be your justification for filing the Supplemental Press Release on March 16, 2022 without appropriate corrective disclosure requested in prior comment 3. Please supplementally provide us the Lillibridge Affidavit.

RESPONSE: We respectfully acknowledge the Staff’s comment and will supplementally provide a copy of Mr. Lillibridge’s affidavit, dated January 19, 2022.

*    *     *    *    *

March 17, 2022

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

By:	/s/ Charles R. Kraus
Name:	Charles R. Kraus
Title:	Senior Vice President, General Counsel and Corporate Secretary

Enclosures

cc:	Todd W. Lillibridge, DIRTT Environmental Solutions Ltd.

Nandini Somayaji, DIRTT Environmental Solutions Ltd.

Robert L. Kimball, Vinson & Elkins L.L.P.